SharkNinja Reports Fourth Quarter and Full Year 2023 Results

Provides Fiscal Year 2024 Outlook

NEEDHAM, Massachusetts, February 15, 2024 – SharkNinja, Inc. (“SharkNinja” or the “Company”) (NYSE: SN), a global product design and technology company, today announced its financial results for the fourth quarter and year ended December 31, 2023.

Highlights for the Fourth Quarter 2023 as compared to the Fourth Quarter 2022

•Net sales increased 16.5% to $1,377.5 million and Adjusted Net Sales increased 19.7% to $1,377.5 million.
•Gross margin and Adjusted Gross Margin increased 940 and 970 basis points, respectively.
•Operating income increased 87.3% to $100.8 million. Adjusted Operating Income increased 74.6% to $200.2 million.
•Net income increased 5.8% to $49.3 million. Adjusted Net Income increased 75.2% to $132.1 million.
•Adjusted EBITDA increased 70.8% to $219.3 million, or 15.9% of Adjusted Net Sales.

Highlights for the Year Ended 2023 as compared to the Year Ended 2022

•Net sales increased 14.4% to $4,253.7 million and Adjusted Net Sales increased 15.4% to $4,176.2 million.
•Gross margin and Adjusted Gross Margin increased 700 and 690 basis points, respectively.
•Operating income increased 16.2% to $373.6 million. Adjusted Operating Income increased 40.9% to $638.3 million.
•Net income decreased 28.1% to $167.1 million. Adjusted Net Income increased 36.0% to $449.3 million.
•Adjusted EBITDA increased 38.5% to $719.7 million, or 17.2% of Adjusted Net Sales.

Mark Barrocas, Chief Executive Officer, commented, “SharkNinja extended its track record of exceptional organic growth and profitability in 2023 and expanded its innovative suite of products. We are delighting consumers with the highest performing products and scaling innovation around the world. Our brands have strong momentum heading into 2024, and we continue to introduce new products, enter new categories, and grow our international footprint. The SharkNinja team has built a unique culture and innovation engine that will propel us in the year ahead. We are confident that our strategy positions us to reach every living room, bedroom, kitchen, and backyard while driving long-term returns for our stakeholders.”

Three Months Ended December 31, 2023

Net sales increased 16.5% to $1,377.5 million, compared to $1,182.6 million during the same period last year. Adjusted Net Sales increased 19.7% to $1,377.5 million, compared to $1,151.1 million during the same period last year, or 17.9% on a constant currency basis. The increase in net sales and Adjusted Net Sales resulted primarily from growth in the Cooking and Beverage Appliances, Food Preparation Appliances and other net sales product categories, partially offset by a decrease in the Cleaning Appliances product category.

•Cleaning Appliances net sales decreased by $38.7 million, or 6.7%, to $541.5 million, compared to $580.2 million in the prior year quarter. Adjusted Net Sales of Cleaning Appliances decreased by $14.8 million, or 2.7%, from $556.3 million to $541.5 million, driven by softness in the North America market for corded and cordless vacuums. This net sales decline was partially offset by growth in the carpet extraction sub-category driven by new product innovation.

•Cooking and Beverage Appliances net sales increased by $120.5 million, or 31.5%, to $502.6 million, compared to $382.0 million in the prior year quarter. Adjusted Net Sales of Cooking and Beverage Appliances increased by $123.6 million, or 32.6%, from $379.0 million to $502.6 million, driven by growth in Europe, specifically in the United Kingdom, where we strengthened our leading market position.

•Food Preparation Appliances net sales increased by $17.9 million, or 11.0%, to $180.9 million, compared to $163.0 million in the prior year quarter. Adjusted Net Sales of Food Preparation Appliances increased by $22.6 million, or 14.3%, from $158.4 million to $180.9 million, driven by strong sales of our ice cream makers and compact blenders, led by the launch of our new portable blenders.

•Net sales and Adjusted Net Sales in the other category increased by $95.1 million, or 165.6%, to $152.5 million, compared to $57.4 million in the prior year quarter, primarily driven by continued strength of haircare products within the beauty category and air purifiers.

Gross profit increased 47.1% to $622.9 million, or 45.2% of net sales, compared to $423.3 million, or 35.8% of net sales, in the fourth quarter of 2022. Adjusted Gross Profit increased 50.4% to $652.7 million, or 47.4% of Adjusted Net Sales, compared to $434.0 million, or 37.7% of Adjusted Net Sales in the fourth quarter of 2022. The increase in gross margin and Adjusted Gross Margin of 940 and 970 basis points, respectively, was primarily driven by continued supply chain tailwinds, cost optimization efforts, and category mix.

Research and development expenses increased 23.8% to $69.0 million, or 5.0% of net sales, compared to $55.7 million, or 4.7% of net sales, in the prior year quarter. This increase was primarily driven by incremental personnel-related expenses of $10.9 million due to increased headcount to support new product categories and new market expansion, of which $3.4 million is attributable to increased share-based compensation.

Sales and marketing expenses increased 52.1% to $329.6 million, or 23.9% of net sales, compared to $216.6 million, or 18.3% of net sales, in the fourth quarter of 2022. This increase was primarily attributable to an increase of $62.8 million in advertising-related expenses to support our launch into new markets and new sub-categories; an increase of $11.7 million in personnel-related expenses driven by additional headcount to support overall growth, an $8.2 million related party bonus paid in December 2023, and an increase in share-based compensation of $2.5 million; an increase of $18.3 million in delivery and distribution costs driven by higher volumes, particularly in our direct-to-consumer (“DTC”) business; and an increase of $5.3 million in consulting fees.

General and administrative expenses increased 27.2% to $123.6 million, or 9.0% of net sales, compared to $97.2 million, or 8.2% of net sales in the prior year quarter. This increase was primarily driven by an increase of $3.1 million of costs related to the separation and distribution from JS Global and secondary offering; an increase of $11.7 million in personnel-related expenses driven by additional headcount to support overall growth, including an increase in share-based compensation of $16.5 million that was offset by a decrease in discretionary and related party bonuses of $10.0 million; and an increase in legal fees of $3.2 million.

Operating income increased 87.3% to $100.8 million, or 7.3% of net sales, compared to $53.8 million, or 4.5% of net sales, during the prior year. Adjusted Operating Income increased 74.6% to $200.2 million, or 14.5% of Adjusted Net Sales, compared to $114.7 million, or 10.0% of Adjusted Net Sales, in 2022.

Net income increased 5.8% to $49.3 million, or 3.6% of net sales, compared to $46.6 million, or 3.9% of net sales, in the prior year. Net income per diluted share increased 4.8% to $0.35, compared to $0.34 in the prior year.

Adjusted Net Income increased 75.2% to $132.1 million, or 9.6% of Adjusted Net Sales, compared to $75.4 million, or 6.6% of Adjusted Net Sales, in the prior year. Adjusted Net Income per diluted share increased 73.6% to $0.94, compared to $0.54 in the prior year.

Adjusted EBITDA increased 70.8% to $219.3 million, or 15.9% of Adjusted Net Sales, compared to $128.4 million, or 11.2% of Adjusted Net Sales in the prior year.

Year Ended December 31, 2023

Net sales increased 14.4% to $4,253.7 million, compared to $3,717.4 million during the prior year. Adjusted Net Sales increased 15.4% to $4,176.2 million, compared to $3,619.9 million during the prior year, or 15.0% on a constant currency basis. The increase in net sales resulted primarily from growth in the Cooking and Beverage Appliances, Food Preparation Appliances and other net sales product categories, partially offset by a decrease in the Cleaning Appliances product category.

•Cleaning Appliances net sales decreased by $112.3 million, or 5.8%, to $1,819.5 million, compared to $1,931.7 million in the prior year. Adjusted Net Sales of Cleaning Appliances decreased by $87.5 million, or 4.7%, from $1,857.5 million to $1,770.1 million, driven by softness in the North America market for corded and cordless vacuums. This net sales decline was partially offset by growth in the carpet extraction sub-category driven by new product innovation.

•Cooking and Beverage Appliances net sales increased by $363.0 million, or 33.7%, to $1,441.6 million, compared to $1,078.6 million in the prior year. Adjusted Net Sales of Cooking and Beverage Appliances increased by $365.8 million, or 34.2%, from $1,069.7 million to $1,435.5 million, driven by growth in Europe, specifically in the United Kingdom, where we strengthened our leading market position. Our global growth was further supported by the full year of sales of our outdoor grill that launched in the second half of 2022, which continues to perform well across the US and European markets.

•Food Preparation Appliances net sales increased by $63.2 million, or 10.7%, to $653.6 million, compared to $590.4 million in the prior year. Adjusted Net Sales of Food Preparation Appliances increased by $69.2 million, or 12.0%, from $576.1 million to $645.3 million, driven by strong sales of our ice cream makers and compact blenders, led by the launch of our new portable blenders.

•Other net sales increased by $222.4 million, or 190.8%, to $339.0 million, compared to $116.6 million in the prior year. Adjusted Net Sales in the other category increased by $208.7 million, or 179.0%, from $116.6 million to $325.3 million, primarily driven by continued strength of haircare products within the beauty category and air purifiers.

Gross profit increased 35.3% to $1,907.9 million, or 44.9% of net sales, compared to $1,410.2 million, or 37.9% of net sales, in 2022. Adjusted Gross Profit increased 35.3% to $1,958.6 million, or 46.9% of Adjusted Net Sales, compared to $1,447.6 million, or 40.0% of Adjusted Net Sales, in 2022. The increase in gross margin and Adjusted Gross Margin of 700 and 690 basis points, respectively, was primarily driven by continued supply chain tailwinds and cost optimization efforts. We also drove strong sales through our higher margin DTC channel, specifically in the beauty category.

Research and development expenses increased 15.6% to $249.4 million, or 5.9% of net sales, compared to $215.7 million, or 5.8% of net sales, in the prior year. This increase was primarily attributable to an increase of $26.3 million in personnel-related expenses driven by increased headcount to support new product categories and new market expansion, and includes an increase of $6.0 million in share-based compensation. The overall increase was also driven by an increase of $3.3 million in travel expenses and an increase of $3.2 million in professional services expenses.

Sales and marketing expenses increased 44.3% to $897.6 million, or 21.1% of net sales, compared to $622.0 million, or 16.7% of net sales, in 2022. This increase was primarily attributable to increases of $145.3 million in advertising-related expenses; an increase of $53.5 million in delivery and distribution costs driven by higher volumes, particularly in our DTC business; $45.1 million in personnel-related expenses to support new product launches and expansion into new markets, which includes an $8.2 million related party bonus paid in December 2023, and an increase of $4.5 million in share-based compensation; and an increase of $10.7 million in consulting fees.

General and administrative expenses increased 54.2% to $387.3 million, or 9.1% of net sales, compared to $251.2 million, or 6.8% of net sales in the prior year. This increase was primarily driven by an increase of $79.4 million of costs related to the separation and distribution from JS Global and secondary offering; an increase of $20.1 million in personnel-related expenses driven by additional headcount to support overall growth, including an increase in share-based compensation of $31.0 million that was offset by a decrease in discretionary and related party bonuses of $10.0 million; an increase of $10.2 million in legal fees; and an increase of $9.1 million in technology support costs.

Operating income increased 16.2% to $373.6 million, or 8.8% of net sales, compared to $321.4 million, or 8.6% of net sales, during the prior year. Adjusted Operating Income increased 40.9% to $638.3 million, or 15.3% of Adjusted Net Sales, compared to $453.1 million, or 12.5% of Adjusted Net Sales, in 2022.

Net income decreased 28.1% to $167.1 million, or 3.9% of net sales, compared to $232.4 million, or 6.3% of net sales, in the prior year. Net income per diluted share decreased 28.3% to $1.20, compared to $1.67 in the prior year.

Adjusted Net Income increased 36.0% to $449.3 million, or 10.8% of Adjusted Net Sales, compared to $330.4 million, or 9.1% of Adjusted Net Sales, in the prior year. Adjusted Net Income per diluted share increased 35.6% to $3.22, compared to $2.38 in the prior year.

Adjusted EBITDA increased 38.5% to $719.7 million, or 17.2% of Adjusted Net Sales, compared to $519.6 million, or 14.4% of Adjusted Net Sales, in the prior year.

Balance Sheet and Cash Flow Highlights

Cash and cash equivalents decreased to $154.1 million, compared to $192.9 million as of December 31, 2022.

Inventories increased 27.6% to $699.7 million, compared to $548.6 million as of December 31, 2022.

Total debt, excluding unamortized deferred financing costs, was $804.9 million, compared to $437.5 million as of December 31, 2022. The increase in debt reflects the new credit facility entered into in conjunction with the separation from JS Global, which provides for a $810.0 million term loan and a $500.0 million revolving credit facility.

Fiscal 2024 Outlook

For fiscal year 2024, SharkNinja expects:

•Net sales to increase 5.0% to 7.0% and Adjusted Net Sales to increase between 7.0% and 9.0% compared to the prior year.

•Adjusted Net Income per diluted share between $3.45 and $3.61, reflecting a 7% to 12% increase compared to the prior year.

•Adjusted EBITDA between $800 million and $830 million, reflecting a 11% to 15% increase compared to the prior year.

•A GAAP effective tax rate of approximately 24% to 25%.

•Diluted weighted average shares outstanding of approximately 141 million.

•Capital expenditures of $120 million to $140 million primarily to support investments in new product launches and technology.

Conference Call Details

A conference call to discuss the 2023 financial results and fiscal 2024 outlook is scheduled for today, February 15, 2024, at 8:30 a.m. Eastern Time. A live audio webcast of the conference call will be available online at http://ir.sharkninja.com. Investors and analysts interested in participating in the live call are invited to dial 1-877-407-4018 or 1-201-689-8471. The webcast will be archived and available for replay.

About SharkNinja, Inc.

SharkNinja, Inc. (NYSE: SN) is a global product design and technology company, with a diversified portfolio of 5-star rated lifestyle solutions that positively impact people’s lives in homes around the world. Powered by two trusted, global brands, Shark and Ninja, the company has a proven track record of bringing disruptive innovation to market, and developing one consumer product after another has allowed SharkNinja to enter multiple product categories, driving significant growth and market share gains. Headquartered in Needham, Massachusetts with more than 2,800 associates, the company’s products are sold at key retailers, online and offline, and through distributors around the world. For more information, please visit SharkNinja.com and follow @SharkNinja.

Forward-looking statements

This press release contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects and Fiscal 2024 outlook. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “would” and “outlook,” or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not statements of historical fact, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, which you should consider and read carefully, including but not limited to:

•our ability to maintain and strengthen our brands to generate and maintain ongoing demand for our products;
•our ability to commercialize a continuing stream of new products and line extensions that create demand;
•our ability to effectively manage our future growth;
•general economic conditions and the level of discretionary consumer spending;
•our ability to expand into additional consumer markets;
•our ability to maintain product quality and product performance at an acceptable cost;
•our ability to compete with existing and new competitors in our markets;
•problems with, or loss of, our supply chain or suppliers, or an inability to obtain raw materials;
•the risks associated with doing business globally;
•inflation, changes in the cost or availability of raw materials, energy, transportation and other necessary supplies and services;
•our ability to hire, integrate and retain highly skilled personnel;
•our ability to maintain, protect and enhance our intellectual property;
•our ability to securely maintain consumer and other third-party data;
•our ability to comply with regulatory requirements;
•the increased expenses associated with being a public company;
•our status as a “controlled company” within the meaning of the rules of NYSE;
•our ability to achieve some or all of the anticipated benefits of the separation from JS Global; and
•the payment of any declared dividends.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this press release. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this press release, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. We qualify all of our forward-looking statements by the cautionary statements contained in this press release.

Contacts
Investor Relations:
Arvind Bhatia, CFA
SVP, Investor Relations
IR@sharkninja.com

Anna Kate Heller
ICR
SharkNinja@icrinc.com

Media Relations:
Sarah McKinney
VP, Corporate Communications
PR@sharkninja.com

SHARKNINJA, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)
	As of December 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	$154,061	$192,890
Restricted cash	—	25,880
Accounts receivable, net	985,172	766,503
Inventories	699,740	548,588
Prepaid expenses and other current assets	58,311	181,831
Total current assets	1,897,284	1,715,692
Property and equipment, net	166,252	137,341
Operating lease right-of-use assets	63,333	67,321
Intangible assets, net	477,816	492,709
Goodwill	834,203	840,148
Deferred tax assets, noncurrent	12	6,291
Other assets, noncurrent	48,170	35,389
Total assets	$3,487,070	$3,294,891
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$459,651	$328,122
Accrued expenses and other current liabilities	620,333	552,023
Tax payable	20,991	1,581
Current portion of long-term debt	24,157	86,972
Total current liabilities	1,125,132	968,698
Long-term debt	775,483	349,169
Operating lease liabilities, noncurrent	63,043	61,779
Deferred tax liabilities, noncurrent	16,500	60,976
Other liabilities, noncurrent	28,019	25,980
Total liabilities	2,008,177	1,466,602
Shareholders’ equity:
Ordinary shares, $0.0001 par value per share, 1,000,000,000 shares authorized; 139,083,369 and 138,982,872 shares issued and outstanding as of December 31, 2023 and 2022, respectively	14	14
Additional paid-in capital	1,009,590	941,206
Retained earnings	470,319	896,738
Accumulated other comprehensive loss	(1,030)	(9,669)
Total shareholders’ equity	1,478,893	1,828,289
Total liabilities and shareholders’ equity	$3,487,070	$3,294,891

SHARKNINJA, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share and per share data)
	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net sales(1)(2)	$1,377,499	$1,182,646	$4,253,710	$3,717,366
Cost of sales	754,604	759,329	2,345,858	2,307,172
Gross profit	622,895	423,317	1,907,852	1,410,194
Operating expenses:
Research and development	68,957	55,705	249,387	215,660
Sales and marketing	329,550	216,634	897,585	621,953
General and administrative	123,634	97,172	387,316	251,207
Total operating expenses	522,141	369,511	1,534,288	1,088,820
Operating income	100,754	53,806	373,564	321,374
Interest expense, net	(16,386)	(8,460)	(44,909)	(27,021)
Other income (expense), net	5,888	16,472	(35,427)	7,631
Income before income taxes	90,256	61,818	293,228	301,984
Provision for income taxes	40,932	15,179	126,150	69,630
Net income	$49,324	$46,639	$167,078	$232,354
Net income per share, basic	$0.35	$0.34	$1.20	$1.67
Net income per share, diluted	$0.35	$0.34	$1.20	$1.67
Weighted-average number of shares used in computing net income per share, basic	139,062,310	138,982,872	139,025,657	138,982,872
Weighted-average number of shares used in computing net income per share, diluted	140,283,055	138,982,872	139,420,254	138,982,872

(1) Net sales in our product categories were as follows:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2023	2022	2023	2022
Cleaning Appliances	$541,479	$580,156	$1,819,465	$1,931,732
Cooking and Beverage Appliances	502,574	382,042	1,441,634	1,078,610
Food Preparation Appliances	180,930	163,016	653,615	590,438
Other	152,516	57,432	338,996	116,586
Total net sales	$1,377,499	$1,182,646	$4,253,710	$3,717,366

(2) Net sales by region based on the billing address of customers were as follows:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2023	2022	2023	2022
North America(a)	973,052	901,106	3,018,038	2,922,680
Europe(b)	380,575	239,640	1,072,766	629,364
Rest of World	23,872	41,900	162,906	165,322
Total net sales	$1,377,499	$1,182,646	$4,253,710	$3,717,366

(a) Net sales from the United States represented 65.1% and 71.1% of total net sales for the three months ended December 31, 2023 and 2022, respectively, and 65.4% and 72.8% of total net sales for the years ended December 31, 2023 and 2022, respectively.
(b) Net sales from the United Kingdom ("UK") represented 21.0% and 17.7% of total net sales for the three months ended December 31, 2023 and 2022, respectively, and 19.7% and 14.3% of total net sales for the years ended December 31, 2023 and 2022, respectively.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
($ in thousands)	2023	2022	2021
Net cash provided by operating activities	$280,601	$204,964	$229,147
Net cash used in investing activities	(118,075)	(52,384)	(66,366)
Net cash used in financing activities	(234,868)	(160,170)	(54,500)

Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we regularly review other financial measures, defined as non-GAAP financial measures by the SEC, to evaluate our business, measure our performance, identify trends, prepare financial forecasts and make strategic decisions.

The key non-GAAP financial measures we consider are Adjusted Net Sales, Adjusted Gross Profit, Adjusted Gross Margin, Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income Per Share, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, and Adjusted Net Sales growth on a constant currency basis. These non-GAAP financial measures are used by both management and our Board, together with comparable GAAP information, in evaluating our current performance and planning our future business activities. These non-GAAP financial measures provide supplemental information regarding our operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and/or which management considers to be unrelated to our core operations and excludes the financial results from our former Japanese subsidiary, SharkNinja Co., Ltd. (“SNJP”), and our Asia Pacific Region and Greater China ("APAC") distribution channels, both of which were transferred to JS Global Lifestyle Company Limited (“JS Global”) concurrently with the separation (the “Divestitures”), as well as the cost of sales from (i) inventory markups that were eliminated as a result of the transition of certain product procurement functions from a subsidiary of JS Global to SharkNinja concurrently with the separation and (ii) costs related to the transitional Sourcing Services Agreement with JS Global that was entered into in connection with the separation (collectively, the “Product Procurement Adjustment”). Management believes that tracking and presenting these non-GAAP financial measures provides management and the investment community with valuable insight into our ongoing core operations, our ability to generate cash and the underlying business trends that are affecting our performance. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry and to better understand and interpret the results of the ongoing business following the separation and distribution. These non-GAAP financial measures should not be viewed as a substitute for our financial results calculated in accordance with GAAP and you are cautioned that other companies may define these non-GAAP financial measures differently.

SharkNinja does not provide a reconciliation of forward-looking Adjusted Net Income and Adjusted EBITDA to GAAP net income because such reconciliations are not available without unreasonable efforts. The is due to the inherent difficulty in forecasting with reasonable certainty certain amount that are necessary for such reconciliation, including, in particular, the realized and unrealized foreign currency gains or losses reported within other expense. For the same reasons, we are unable to forecast with reasonable certainty all deductions and additions needed in order to provide forward-looking GAAP net income at this time. The amount of these deductions and additions may be material, and, therefore, could result in forward-looking GAAP net income being materially different or less than forward-looking Adjusted Net Income and Adjusted EBITDA. See “Forward-looking statements” above.

We define Adjusted Net Sales as net sales as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including net sales from our Divestitures. We believe that Adjusted Net Sales is an appropriate measure of our performance because it eliminates the impact of our Divestitures that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Net Sales to the most comparable GAAP measure, net sales, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$1,377,499	$1,182,646	$4,253,710	$3,717,366
Divested subsidiary adjustment(1)	—	(31,561)	(77,544)	(97,434)
Adjusted Net Sales	$1,377,499	$1,151,085	$4,176,166	$3,619,932

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022.

(2)The following table reconciles Adjusted Net Sales to net sales per product category, for the periods presented:

	Three Months Ended December 31, 2023			Three Months Ended December 31, 2022
($ in thousands)	Net sales	Divested subsidiary adjustment(a)	Adjusted Net Sales	Net sales	Divested subsidiary adjustment(a)	Adjusted Net Sales
Cleaning Appliances	$541,479	$—	$541,479	$580,156	$(23,882)	$556,274
Cooking and Beverage Appliances	502,574	—	502,574	382,042	(3,019)	379,023
Food Preparation Appliances	180,930	—	180,930	163,016	(4,660)	158,356
Other	152,516	—	152,516	57,432	—	57,432
Total net sales	$1,377,499	$—	$1,377,499	$1,182,646	$(31,561)	$1,151,085

	Year Ended December 31, 2023			Year Ended December 31, 2022
($ in thousands)	Net sales	Divested subsidiary adjustment(a)	Adjusted Net Sales	Net sales	Divested subsidiary adjustment(a)	Adjusted Net Sales
Cleaning Appliances	$1,819,465	$(49,392)	$1,770,073	$1,931,732	$(74,185)	$1,857,547
Cooking and Beverage Appliances	1,441,634	(6,161)	1,435,473	1,078,610	(8,914)	1,069,696
Food Preparation Appliances	653,615	(8,289)	645,326	590,438	(14,335)	576,103
Other	338,996	(13,702)	325,294	116,586	—	116,586
Total net sales	$4,253,710	$(77,544)	$4,176,166	$3,717,366	$(97,434)	$3,619,932

(a) Adjusted for net sales from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022.

We define Adjusted Gross Profit as gross profit as adjusted to exclude certain items that we do not consider indicative of our ongoing operating performance following the separation, including the net sales and cost of sales from our Divestitures and the cost of sales from the Product Procurement Adjustment. We define Adjusted Gross Margin as Adjusted Gross Profit divided by Adjusted Net Sales. We believe that Adjusted Gross Profit and Adjusted Gross Margin are appropriate measures of our operating performance because each eliminates the impact our Divestitures and certain other adjustments that do not relate to the ongoing performance of our business.

The following table reconciles Adjusted Gross Profit and Adjusted Gross Margin to the most comparable GAAP measure, gross profit and gross margin, respectively, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except %)	2023	2022	2023	2022
Net sales	$1,377,499	$1,182,646	$4,253,710	$3,717,366
Cost of sales	(754,604)	(759,329)	(2,345,858)	(2,307,172)
Gross profit	622,895	423,317	1,907,852	1,410,194
Gross margin %	45.2%	35.8%	44.9%	37.9%
Divested subsidiary net sales adjustment(1)	—	(31,561)	(77,544)	(97,434)
Divested subsidiary cost of sales adjustment(2)	—	23,183	45,116	64,506
Product Procurement Adjustment(3)	29,793	19,064	83,162	70,295
Adjusted Gross Profit	$652,688	$434,003	$1,958,586	$1,447,561
Adjusted Net Sales	$1,377,499	$1,151,085	$4,176,166	$3,619,932
Adjusted Gross Margin	47.4%	37.7%	46.9%	40.0%

(1)Adjusted for net sales from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022.

(2)Adjusted for cost of sales from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022.

(3)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SharkNinja (Hong Kong) Company Limited ("SNHK"), and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

We define Adjusted Operating Income as operating income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) amortization of certain acquired intangible assets, (iv) certain transaction-related costs, (v) discretionary bonuses, (vi) shareholder-funded executive bonuses and (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including operating income from our Divestitures and cost of sales from our Product Procurement Adjustment.

The following table reconciles Adjusted Operating Income to the most comparable GAAP measure, operating income, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands)	2023	2022	2023	2022
Operating income	$100,754	$53,806	$373,564	$321,374
Share-based compensation(1)	22,464	94	46,966	5,509
Litigation costs(2)	4,373	489	8,973	4,513
Amortization of acquired intangible assets(3)	4,897	4,896	19,587	19,587
Transaction-related costs(4)	5,728	2,621	82,277	2,896
Discretionary executive bonus(5)	—	34,000	—	34,000
Shareholder-funded executive bonuses(6)	32,200	—	32,200	—
Product Procurement Adjustment(7)	29,793	19,064	83,162	70,295
Divested subsidiary operating income adjustment(8)	—	(282)	(8,456)	(5,093)
Adjusted Operating Income	$200,209	$114,688	$638,273	$453,081

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Operating Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transaction.

(5)Represents a one-time discretionary bonus.

(6)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(7)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(8)Adjusted for operating income from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022.

We define Adjusted Net Income as net income excluding (i) share-based compensation, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) amortization of certain acquired intangible assets, (v) certain transaction-related costs, (vi) discretionary bonuses, (vii) shareholder-funded executive bonuses, (viii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including net income from our Divestitures and cost of sales from our Product Procurement Adjustment, (ix) the tax impact of the adjusted items and (x) certain withholding taxes.

Adjusted Net Income Per Share is defined as Adjusted Net Income divided by the diluted weighted average number of ordinary shares.

The following table reconciles Adjusted Net Income and Adjusted Net Income Per Share to the most comparable GAAP measures, net income and net income per share, diluted, respectively, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except share and per share amounts)	2023	2022	2023	2022
Net income	$49,324	$46,639	$167,078	$232,354
Share-based compensation(1)	22,464	94	46,966	5,509
Litigation costs(2)	4,373	489	8,973	4,513
Foreign currency (gains) losses, net(3)	(8,300)	(21,058)	35,179	(9,275)
Amortization of acquired intangible assets(4)	4,897	4,896	19,587	19,587
Transaction-related costs(5)	5,728	2,621	82,277	2,896
Discretionary executive bonus(6)	—	34,000	—	34,000
Shareholder-funded executive bonuses(7)	32,200	—	32,200	—
Product Procurement Adjustment(8)	29,793	19,064	83,162	70,295
Tax impact of adjusting items(9)	(8,365)	(8,824)	(39,051)	(28,056)
Tax withholding adjustment(10)	—	—	19,474	—
Divested subsidiary net income adjustment(11)	—	(2,513)	(6,586)	(1,458)
Adjusted Net Income	$132,114	$75,408	$449,259	$330,365
Net income per share, diluted	$0.35	$0.34	$1.20	$1.67
Adjusted Net Income Per Share	$0.94	$0.54	$3.22	$2.38
Diluted weighted-average number of shares used in computing net income per share and Adjusted Net Income Per Share(12)	140,283,055	138,982,872	139,420,254	138,982,872

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents amortization of acquired intangible assets that we do not consider normal recurring operating expenses, as the intangible assets relate to JS Global’s acquisition of our business. We exclude amortization charges for these acquisition-related intangible assets for purposes of calculating Adjusted Net Income, although revenue is generated, in part, by these intangible assets, to eliminate the impact of these non-cash charges that are significantly impacted by the timing and valuation of JS Global’s acquisition of our business, as well as the inherent subjective nature of purchase price allocations.

(5)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transaction.

(6)Represents a one-time discretionary bonus.

(7)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(8)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(9)Represents the income tax effects of the adjustments included in the reconciliation of net income to Adjusted Net Income determined using the tax rate of 22%, which approximates our effective tax rate, excluding (i) the withholding adjustment described in footnote (9), (ii) divested subsidiary net income adjustment described in footnote (10), and (iii) certain share-based compensation costs and separation and distribution-related costs that are not tax deductible.

(10)Represents withholding taxes associated with the cash dividend paid to JS Global in connection with the separation and related refinancing.

(11)Adjusted for net income (loss) from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022.

(12)In calculating net income per share and Adjusted Net Income Per Share, we used the number of shares transferred in the separation and distribution for the denominator for all periods prior to completion of the separation and distribution on July 31, 2023.

We define EBITDA as net income excluding: (i) interest expense, net, (ii) provision for income taxes and (iii) depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (i) share-based compensation cost, (ii) certain litigation costs, (iii) foreign currency gains and losses, net, (iv) certain transaction-related costs, (v) discretionary bonuses, (vi) shareholder-funded executive bonuses and (vii) certain items that we do not consider indicative of our ongoing operating performance following the separation, including Adjusted EBITDA from our Divestitures and cost of sales from our Product Procurement Adjustment. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by Adjusted Net Sales. We believe EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin are appropriate measures because they facilitate a comparison of our operating performance on a consistent basis from period to period that, when viewed in combination with our results according to GAAP, we believe provide a more complete understanding of the factors and trends affecting our business than GAAP measures alone.

The following table reconciles EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin to the most comparable GAAP measure, net income, for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
($ in thousands, except %)	2023	2022	2023	2022
Net income	$49,324	$46,639	$167,078	$232,354
Interest expense, net	16,386	8,460	44,909	27,021
Provision for income taxes	40,932	15,179	126,150	69,630
Depreciation and amortization	26,427	25,148	103,821	86,708
EBITDA	133,069	95,426	441,958	415,713
Share-based compensation (1)	22,464	94	46,966	5,509
Litigation costs (2)	4,373	489	8,973	4,513
Foreign currency (gains) losses, net(3)	(8,300)	(21,058)	35,179	(9,275)
Transaction-related costs(4)	5,728	2,621	82,277	2,896
Discretionary executive bonus(5)	—	34,000	—	34,000
Shareholder-funded executive bonuses(6)	32,200	—	32,200	—
Product Procurement Adjustment(7)	29,793	19,064	83,162	70,295
Divested subsidiary Adjusted EBITDA adjustment(8)	—	(2,237)	(11,020)	(4,037)
Adjusted EBITDA	$219,327	$128,399	$719,695	$519,614
Adjusted Net Sales	$1,377,499	$1,151,085	$4,176,166	$3,619,932
Adjusted EBITDA Margin	15.9%	11.2%	17.2%	14.4%

(1)Represents non-cash expense related to restricted stock unit awards issued from the JS Global and SharkNinja equity incentive plans.

(2)Represents litigation costs incurred for certain patent infringement claims and false advertising claims against us.

(3)Represents foreign currency transaction gains and losses recognized from the remeasurement of transactions that were not denominated in the local functional currency, including gains and losses related to foreign currency derivatives not designated as hedging instruments.

(4)Represents certain costs incurred related to the separation and distribution from JS Global and the secondary offering transaction.

(5)Represents a one-time discretionary bonus.

(6)Represents cash bonuses paid to certain executives by Mr. Xuning Wang, the Chairperson of the board of directors and the Company’s controlling shareholder, which had no impact on the Company's overall cash flow.

(7)Represents cost of sales incurred related to the Product Procurement Adjustment. As a result of the separation, we purchase 100% of our inventory from one of our subsidiaries, SNHK, and no longer purchase inventory from a purchasing office wholly owned by JS Global. Thus, the markup on all inventory purchased subsequent to the separation is completely eliminated in consolidation. As a result of the separation, we pay JS Global a sourcing service fee to provide value-added sourcing services on a transitional basis under a Sourcing Services Agreement.

(8)Adjusted for Adjusted EBITDA from SNJP and the APAC distribution channels for the three months and years ended December 31, 2023 and 2022 as if such Divestitures occurred on January 1, 2022. The divested subsidiary Adjusted EBITDA adjustment represents net (loss) income from our Divestitures excluding interest expense, income tax expense, depreciation and amortization expense and foreign currency gains and losses recorded at the subsidiary level.

We refer to growth rates in Adjusted Net Sales on a constant currency basis so that results can be viewed without the impact of fluctuations in foreign currency exchange rates. These amounts are calculated by translating current year results at prior year average exchange rates. We believe elimination of the foreign currency translation impact provides useful information in understanding and evaluating trends in our operating results.